UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A ANNOUNCES THAT THE COLOMBIAN SUPREME COURT DECIDED TO
TEMPORARILY SUSPEND THE DECISION OF THE SUPERIOR COURT WHICH ANNULLED
AN ARBITRAL AWARD IN FAVOR OF BANCOLOMBIA
Medellín, Colombia, March 31, 2008
On March 28, 2008, the Civil Chamber of the Colombian Supreme Court of Justice (the “Supreme Court”) temporarily suspended the decision of the Tribunal Superior de Bogota (the “Superior Court”) dated February 26, 2008, that annulled an award granted by an arbitral tribunal in March 30, 2006 (the “Arbitral Award”) requiring Mr. Jaime Gilinski to pay Ps 63,216,447,152 to Bancolombia S.A. (“Bancolombia”). This amount included accrued interest and adjustments for inflation.
The arbitral tribunal that granted the Arbitral Award, had ruled in favor of Bancolombia, and the validity and enforceability of a guaranty granted by the former Banco de Colombia S.A. for payment of specific contingencies and liabilities, the value of which is now US$30 million. Bancolombia had filed the complaint, in the context of the merger between Banco de Colombia S.A. and Bancolombia.
In a decision dated February 26, 2008, the Superior Court annulled the Arbitral Award, based solely on procedural matters. The Supreme Court temporarily suspended the Superior Court decision, rejecting the Superior’s Court reasoning and holding that an annulment of the Arbitration Award violated the constitutional rights of Bancolombia.
Bancolombia will continue to enforce its rights and those of its shareholders before the competent forums. Bancolombia will continue to defend the validity and the transparency of the actions of the bank and its officers in the acquisition of Banco de Colombia S.A. and the subsequent merger.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 31, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance